UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2015
Commission File No. 1-36354

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
SEVENTY SEVEN ENERGY INC.
RETIREMENT & SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
SEVENTY SEVEN ENERGY INC.
777 N.W. 63rd Street
Oklahoma City, OK 73116

Seventy Seven Energy Inc. Retirement & Savings Plan

Note: Other schedules required by section 2520-103.10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm
To the Participants and 401(k) Fiduciary Committee of
Seventy Seven Energy Inc. Retirement & Savings Plan
Oklahoma City, Oklahoma

We have audited the accompanying statements of net assets available for benefits of Seventy Seven Energy Inc. Retirement & Savings Plan (the Plan) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States.) Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Seventy Seven Energy Inc. Retirement & Savings Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the financial statements, as of December 31, 2015 and 2014 and for the year ended December 31, 2015, the Plan adopted the new accounting guidance in Accounting Standards Update 2015-12 “Plan Accounting: (Topics 962 and 965) - (Part I): Fully Benefit-Responsive Investment Contracts” to record the fully benefit-responsive investment contract at contract value and remove the adjustment to fair value in the statements of net assets available for benefits. Further, the Plan adopted the new accounting guidance in Accounting Standards Update 2015-12 "Plan Accounting (Topics 960, 962 and 965) - (Part II): Plan Investment Disclosures” to simplify the investment disclosure requirements.

The supplemental information in the accompanying Schedule H, Line 4a - Schedule of Delinquent Participant Contributions, Schedule H, Line 4i-Schedule of Assets (Held at End of Year), and Schedule H, Line 4j - Schedule of Reportable Transactions as of or for the year ended December 31, 2015 have been subjected to audit procedures performed in conjunction with the audit of Seventy Seven Energy Inc. Retirement & Savings Plan's financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedules is fairly stated in all material respects in relation to the financial statements as a whole.
/s/ Eide Bailly LLP
Mankato, Minnesota
June 20, 2016

Seventy Seven Energy Inc. Retirement & Savings Plan
Statements of Net Assets Available for Benefits

	December 31,
	2015	2014
Assets:
Investments, at fair value	$78,944,353	$158,767,205
Fully benefit-responsive investment contract, at contract value	5,675,013	5,972,880
Notes receivable from participants	6,070,050	12,163,931
Employer contributions receivable	521,083	—
Total assets	91,210,499	176,904,016
Liabilities:
Other liabilities	—	23,612
Total liabilities	—	23,612
Net assets available for benefits	$91,210,499	$176,880,404

The accompanying notes are an integral part of these financial statements.

Seventy Seven Energy Inc. Retirement & Savings Plan
Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2015
Additions:
Investment (loss) income:
Net depreciation in fair value of investments	$(44,288,049)
Interest and dividend income	2,836,753
Net investment loss	(41,451,296)
Interest income on notes receivable from participants	453,059
Contributions:
Employer	11,896,655
Participants	17,358,627
Rollovers	634,949
Total contributions	29,890,231
Total additions	(11,108,006)
Deductions:
Benefits paid to participants	74,124,844
Administrative expenses	446,071
Total deductions	74,570,915
Transfers in	9,016
Net decrease in net assets available for benefits	(85,669,905)
Net assets available for benefits:
Beginning of year	176,880,404
End of year	$91,210,499

The accompanying notes are an integral part of these financial statements.

Seventy Seven Energy Inc. Retirement & Savings Plan
Notes to Financial Statements

1. Description of the Plan

The following description of the Seventy Seven Energy Inc. Retirement & Savings Plan (the "Plan") provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan which covers all eligible employees of Seventy Seven Energy Inc. ("SSE") and its subsidiaries that have adopted the Plan (collectively with SSE, the "Company"). The Plan is sponsored by SSE and administered by the Company’s 401(k) Fiduciary Committee (the "Plan Administrator") and the Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Principal Trust Company, an affiliate of Principal Financial Group ("Principal"), is the record keeper and trustee of the Plan. The Plan covers all employees of the Company, except certain defined classes such as leased employees, provided the eligible employees have worked 60 days and have reached age 18. Employees may enter the Plan on the first day of the month following the date they satisfy the Plan’s eligibility requirements.

On June 30, 2014, the Company became an independent, publicly traded company separating from Chesapeake Energy Corporation ("CHK") in a series of transactions, which is referred to as the "spin-off". Prior to the spin-off, the Company was an Oklahoma limited liability company operating under the name “Chesapeake Oilfield Operating, L.L.C.” ("COO") and an indirect, wholly-owned subsidiary of CHK. As a result of the spin-off, approximately 5,200 employees of COO and its subsidiaries became employees of the Company. The Plan was established by the Company, effective July 1, 2014, as a result of the spin-off from the Chesapeake Energy Corporation Savings and Incentive Stock Bonus Plan (the "CHK Plan") and $196,210,229 of assets were transferred to the Plan from the CHK Plan.

In June 2015, the Company sold its wholly-owned subsidiary, Hodges Trucking Company L.L.C. to Aveda Transportation and Energy Services Inc. ("Aveda") and approximately 450 of the Company's employees were considered part of the partial plan termination and were fully vested when they were transferred to Aveda. The majority of the assets in the accounts of those employees were distributed or rolled over to other qualified plans or Individual Retirement Accounts ("IRA's") in 2015.

Contributions

Participants can defer on a pre-tax basis up to the lesser (i) of up to 75% of their eligible compensation (as defined in the Plan), which may include up to 100% of bonus compensation, or (ii) $18,000 (or $24,000 for participants age 50 or older) of eligible compensation for 2015 in accordance with Internal Revenue Code ("IRC") Section 402(g). Effective January 1, 2015, participants may also elect to contribute a percentage of their eligible compensation to the Plan on an after-tax, designated Roth basis. Roth basis contributions are subject to limitations under the IRC. Participants can also contribute amounts distributed from other qualified plans to the Plan.

For the year ended December 31, 2015, the Company made employer matching contributions equal to 100% of the employee’s deferral contributions subject to a maximum of 6% of eligible compensation. In addition, the Company may make discretionary contributions and discretionary employee stock ownership plan ("ESOP") contributions. All matching and discretionary contributions are subject to vesting, as described below. During 2015, the Company only made the matching contributions.

The Company’s employer matching contributions and discretionary ESOP contributions are invested mostly in SSE common stock with a small sum invested in cash. Participants are allowed to direct the transfer of 100% of employer stock from employer matching contributions to another investment offered under the Plan at any time.

Participant Investment Account Options

Participants are able to invest their account balances in various investment options. Each participant has the option of directing their contributions into any of the separate investment accounts and may change the allocation daily.

Automatic Enrollment

The Plan contains an automatic enrollment feature. Participants subject to automatic enrollment will be notified approximately 30 days prior to the date the Company begins automatic deduction of 4% from their eligible compensation on a pre-tax basis as a deferral contribution to the Plan. Bonuses, which are treated as eligible compensation under the Plan, are

Seventy Seven Energy Inc. Retirement & Savings Plan
Notes to Financial Statements

not subject to deferrals under the automatic enrollment provisions. The participant may stop or change this automatic contribution by following the instructions in the notice. Deferral contributions made automatically for the participant are treated the same under the Plan as deferral contributions made by election. The Plan includes previously hired employees in automatic enrollment as well as new employees. The automatic feature increases the deferral contribution rate by 1% each year up to a maximum of 10% of eligible compensation, unless the participant elects otherwise.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, an allocation of the Company’s contributions and plan net investment income or loss. Participant accounts are charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined in the Plan.

Vesting

Participants are immediately vested in their deferral contributions plus actual earnings thereon. Employer matching, discretionary and ESOP contributions (collectively, "employer contributions") vest 20% for each year of service and upon five years of service, a participant becomes 100% vested in their employer contributions. Additionally, participants will be 100% vested in their employer contributions if the participant dies, becomes totally disabled or reaches age 65 while employed by the Company.

Payment of Benefits

Vested benefits of retired, disabled, deceased or terminated employees are distributed as a single lump-sum payment or the value is rolled over to another qualified plan or IRA. Participants may elect to have the value vested in SSE or CHK common stock paid in cash or shares of common stock. Under the IRC, a participant must begin receiving their vested account balance on the April 1st following the later of the year the participant reaches age 70 1⁄2 or terminates employment. In-service distributions may be made from a participant’s vested account balance upon a participant attaining age 59 1⁄2. Pre-termination, in-service distributions of a participant’s deferral contributions may also be made from a participant’s on account of a severe financial hardship or as a qualified reservist distribution in accordance with the Plan. A participant who receives a hardship withdrawal shall be prohibited from making contributions to the Plan for six months after receipt of such distribution.

Notes Receivable from Participants

Participants may borrow from their account a minimum of $1,000 and a maximum equal to the lesser of $50,000 or 50% of their vested account balance and may not have more than one loan outstanding. The loan repayment term is for a period not to exceed five years, except for loans used to acquire a primary residence. The loans are secured by the balance in the participants’ vested accounts and bear interest at a fixed rate established by the loan administrator. Interest rates on outstanding loans range from 3.25% to 8.25% at December 31, 2015. Principal and interest are paid through payroll deductions, with loans maturing at various times through 2025.

Plan Termination

Although it has not expressed an intention to do so, SSE has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

Partial Termination of Plan

As a result of reductions in the Company's workforce, it was determined that a partial termination of the Plan began in December 2014 and continued through 2015. All affected Participants were fully vested in their accounts during 2015.

Forfeited Accounts

Forfeited accounts are generally used to pay administrative expenses of the Plan or to reduce future Company contributions. At December 31, 2015, unallocated forfeited nonvested accounts totaled $596,853. Also, in 2015, administrative expenses were reduced by $235,789 and employer matching contributions were reduced by $989,967 from forfeited nonvested accounts.

Seventy Seven Energy Inc. Retirement & Savings Plan
Notes to Financial Statements

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in conformity with Generally Accepted Accounting Principles ("GAAP").

Investments held by a defined contribution plan are required to be reported at fair value, except for fully benefit-responsive investment contracts. Contract value is the relevant measure for the portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit responsive investment contracts because the contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and changes in net assets and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Recently Issued Accounting Standards

In July 2015, the Financial Accounting Standards Board issued Accounting Standards Update ("ASU") 2015-12, "Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962) and Health and Welfare Benefit Plans (Topic 965), which simplifies the measurement of fully benefit-responsive investment contracts and simplifies disclosures about plan investments. This standard requires retrospective application and is effective for reporting periods beginning after December 15, 2015. We elected to early adopt ASU 2015-12 during the year ended December 31, 2015.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value except for the fully benefit-responsive investment contract, which is reported at contract value. Investments in mutual funds and common stocks are reported at fair value based on quoted market prices. The assets held in the self-directed brokerage accounts consist of stocks and bonds that are valued using quoted market prices.

The Plan’s investments include a fully benefit-responsive investment contract, referred to as the Principal Fixed Income Option 401(a)(k), with Principal. Principal maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at the contract value. However, the Company will be assessed a penalty of 5% of the contract value if it were to discontinue the investment contract without a 12-month notification to Principal. As of December 31, 2015, the Company did not intend to discontinue the investment contract with Principal. In addition, the Company does not believe that any events which would limit the Plan’s ability to transact at contract value with participants are probable of occurring. The Company is not aware of any circumstances that would allow Principal to terminate the contract and settle at a value other than the contract value.

Prior to ASU 2015-12, plans were required to measure fully benefit-responsive investment contracts at both fair value and contract value and present an adjustment on the financial statements to reconcile the two amounts. This ASU simplifies the presentation requirements. Under ASU 2015-12, fully benefit-responsive investment contracts are now required to be presented at contract value on the statement of net assets available for benefits. Contract value is equal to the principal balance plus accrued interest.

There are no reserves against the Plan's investment contract value for credit risk of the contract issuer or otherwise. The crediting interest rates are reset every January 1 and July 1 by Principal using the calculation methodology set forth in the contract. The crediting interest rates were 2.00% and 1.80% for the periods January 1, 2015 through June 30, 2015 and July 1, 2015 through December 31, 2015, respectively. There was no minimum crediting rate.

Seventy Seven Energy Inc. Retirement & Savings Plan
Notes to Financial Statements

Purchases and sales of investments are recorded on the trade date. Interest income is recorded as earned. Dividend income is recorded on the ex-dividend date. The net appreciation (depreciation) in the fair value of investments, as presented in the accompanying statement of changes in net assets available for benefits, consists of realized gains and losses as well as net unrealized appreciation (depreciation) on those investments.

Notes Receivable from Participants

Notes receivable from participants are reported at amortized principal balance plus accrued but unpaid interest. Delinquent notes receivable from participants are reclassified as distributions based upon terms of the plan agreement.

Plan Tax Status

The Plan is intended in all respects to be a qualified plan under the IRC. The plan sponsor, SSE, is pursuing an initial determination letter from the Internal Revenue Service for the Plan. The Plan Administrator and the Company’s tax counsel believe that the Plan is designed and is operating in material compliance in accordance with the applicable requirements of the IRC.

GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Company has analyzed the tax positions taken by the Plan and has concluded that there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements as of December 31, 2015 and 2014.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

Administrative Expenses

Mutual fund management fees are borne by the participants invested in the mutual funds. Loan setup fees are charged to the participant when a loan is issued. Loan maintenance fees and brokerage account fees are deducted from applicable participant accounts quarterly. All other costs associated with the administration of the Plan are paid by the Company. Personnel and facilities of the plan sponsor have been used by the Plan for its administrative activities at no cost to the Plan.

Transfers Between Fair Value Hierarchy Levels

Transfers in and out of Level 1 (quoted market prices), Level 2 (other significant observable inputs) and Level 3 (significant unobservable inputs) are recognized on the transfer date.

Risks and Uncertainties

The Plan provides for various investment options in mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of the investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the accompanying statement of net assets available for benefits and the statement of changes in net assets available for benefits.

On May 9, 2016, SSE and all of its wholly owned subsidiaries entered into an Amended and Restated Restructuring Support Agreement (the “Restructuring Support Agreement”) with certain lenders, which sets forth a pre-packaged or pre-negotiated plan of reorganization (the “Reorganization Plan”) filed under Chapter 11 of the United States Bankruptcy Code (“Chapter 11”). The Reorganization Plan was accepted by a sufficient number creditors and if it is confirmed by the bankruptcy court during the Chapter 11 cases, then each holder of shares of SSE, including any vested shares held in the SSE common stock fund in the trust for the Plan, will receive, in replacement of the SSE common stock, a pro rata share of (i) warrants exercisable for 10% of the shares of the reorganized company with a strike price at a total equity value of $1.788 billion, which warrants shall be exercisable at any time from the effective date of the reorganization until the five year anniversary thereof and

Seventy Seven Energy Inc. Retirement & Savings Plan
Notes to Financial Statements

(ii) warrants exercisable for 10% of the shares of the reorganized company with a strike price at a total equity value of $2.5 billion, which warrants shall be exercisable at any time from the effective date of the reorganization until the seven year anniversary thereof.

3. Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements must maximize the use of observable inputs and minimize the use of unobservable inputs. There is a hierarchy of three levels of inputs that may be used to measure fair value:

Level 1	Quoted prices in active markets for identical assets or liabilities

Level 2
Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

Level 3	Unobservable inputs supported by little or no market activity and are significant to the fair value of the assets or liabilities

Following is a description of the valuation methodologies and inputs used for assets measured at fair value on a recurring basis and recognized in the accompanying statement of net assets available for benefits, as well as the general classification of such assets pursuant to the valuation hierarchy. The Plan had no assets or liabilities measured at fair value on a nonrecurring basis as of December 31, 2015 or 2014.
Common Stock: Valued at the closing price reported in the active market in which the individual securities are traded. These securities are classified as Level 1.
Mutual Funds: Valued at the closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded. These securities are classified as Level 1. Investments in mutual funds generally may be redeemed daily.
Self-Directed Brokerage Accounts: Assets held in self-directed brokerage accounts consist of stocks and bonds. The fair values of amounts held in self-directed brokerage accounts are derived from quoted market prices. These securities are classified as Level 1.
The following table presents the fair value measurements of assets recognized in the accompanying statement of net assets available for benefits measured at fair value on a recurring basis and the level within the fair value hierarchy in which the fair value measurements fall at December 31, 2015 and 2014:

		Fair Value Measurements Using
December 31, 2015	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Common stocks	$11,966,451	$11,966,451	$—	$—
Mutual funds	66,475,971	66,475,971	—	—
Self-directed brokerage account	501,931	501,931	—	—
Fair value of investments	$78,944,353	$78,944,353	$—	$—

December 31, 2014
Common stocks	$61,212,887	$61,212,887	$—	$—
Mutual funds	97,152,706	97,152,706	—	—
Self-directed brokerage account	401,612	401,612	—	—
Fair value of investments	$158,767,205	$158,767,205	$—	$—

Seventy Seven Energy Inc. Retirement & Savings Plan
Notes to Financial Statements

4. Non-Participant-Directed Investments

The Company’s matching and discretionary ESOP contributions are automatically invested in SSE common stock. In addition, the CHK common stock transferred to the Plan during the spin-off is considered non-participant-directed for this disclosure as well. Information regarding the net assets available for benefits and the changes in net assets available for benefits for SSE and CHK common stock is below:

	Chesapeake Energy Common Stock	Seventy Seven Energy, Inc. Common Stock	Total
Net Assets, January 1, 2015	$54,520,418	$6,692,469	$61,212,887
Changes in net assets
Contributions	—	11,378,893	11,378,893
Dividend income	454,742	—	454,742
Net depreciation	(32,042,761)	(9,836,532)	(41,879,293)
Benefits paid to participants	(11,077,244)	(4,087,463)	(15,164,707)
Transfers to (from) the plan	501	—	501
Transfers to other investment options, net	(5,118,654)	1,082,082	(4,036,572)
Net decrease	(47,783,416)	(1,463,020)	(49,246,436)
Net Assets, December 31, 2015	$6,737,002	$5,229,449	$11,966,451

Net Assets, July 1, 2014	$—	$—	$—
Changes in net assets
Contributions	—	13,602,464	13,602,464
Dividend income	529,632	—	529,632
Net depreciation	(23,662,465)	(13,036,860)	(36,699,325)
Benefits paid to participants	(2,672,151)	(287,323)	(2,959,474)
Transfers to the plan	87,038,874	122,952	87,161,826
Transfers (from) to other investment options, net	(6,713,472)	6,291,236	(422,236)
Net increase	54,520,418	6,692,469	61,212,887
Net Assets, December 31, 2014	$54,520,418	$6,692,469	$61,212,887

5. Party-in-Interest Transactions

Party-in-interest transactions include those with fiduciaries or employees of the Plan, any person who provides services to the Plan, an employer whose employees are covered by the Plan, an employee organization whose members are covered by the Plan, a person who owns 50% or more of such an employer or employee association, or relatives of such persons. The Plan invests in SSE common stock. For the period ended December 31, 2015, there were 410 purchases of SSE common stock for a purchase price of $15,043,936 and 1,754 sales of SSE common stock for a total selling price of $6,633,034. The market price of SSE common stock as of December 31, 2015 and 2014, was $1.05 and $5.41, respectively. The Plan also invests in mutual funds managed by Principal. Because the Plan pays certain fees to Principal, and Principal is the trustee of the Plan, these transactions qualify as exempt party-in-interest transactions.

6. Prohibited Transactions

As reported in Schedule H, line 4a, Schedule of Delinquent Participant Contributions for the year ended December 31, 2015, certain employee withholdings were not remitted by the Company to the Plan within the time period as defined by ERISA. These transactions constitute prohibited transactions. Management has corrected the late remittances in accordance with the appropriate correction guidelines.

Seventy Seven Energy Inc. Retirement & Savings Plan
Notes to Financial Statements

7. Subsequent Events

Subsequent events have been evaluated through June 20, 2016, the date which the financial statements were available to be issued.

Effective January 1, 2016, the Plan was amended to change to a discretionary employer match policy and to clarify that Plan participants may elect how to allocate matching contributions among available investment options. The Company may determine the percentage of elective deferral contributions matched, if any, for the plan year.

As discussed in note 2, if the Reorganization Plan is approved during the Chapter 11 cases, then any shares held in the SSE common stock fund in the trust for the Plan will be replaced with warrants. Because the warrants are not “qualifying employer securities” under ERISA, the distribution of the warrants to the Plan will result in a prohibited transaction under ERISA. If such distribution occurs, SSE plans to request a retroactive individual prohibited transaction exemption from the Department of Labor.

Supplemental Schedules

Seventy Seven Energy Inc. Retirement & Savings Plan
Schedule H, Line 4a – Schedule of Delinquent Participant Contributions
Year Ended December 31, 2015

	Total that Constitute Nonexempt Prohibited Transactions
Participant Contributions Transferred Late to Plan	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VCFP and PTE 2002-51
$49,581	$—	$49,581	$—	$—

Seventy Seven Energy Inc. Retirement & Savings Plan
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015

	Cost	Current Value
Common Stock
Chesapeake Energy Corporation	$41,047,994	$6,737,002
* Seventy Seven Energy Inc.	17,539,873	5,229,449
		11,966,451
Mutual Funds
Vanguard Group – Vanguard Target RMT 2050 Income Investment Fund	**	9,786,704
Vanguard Group – Vanguard Target RMT 2040 Income Investment Fund	**	7,439,124
Vanguard Group – Vanguard Target RMT 2020 Income Investment Fund	**	6,105,413
Vanguard Group – Vanguard Target RMT 2045 Income Investment Fund	**	5,857,536
Vanguard Group – Vanguard Target RMT 2030 Income Investment Fund	**	4,717,028
Vanguard Group – Vanguard Target RMT 2035 Income Investment Fund	**	3,587,143
Vanguard Group – Vanguard Target RMT 2025 Income Investment Fund	**	3,559,249
* Principal Global Investors – LargeCap S&P 500 IDX Inst Fund	**	3,376,389
Vanguard Group – Vanguard Target RMT 2055 Income Investment Fund	**	2,972,397
JP Morgan Core Plus Bond A FD	**	2,653,359
*Principal Global Investors – Diversified International Inst Fund	**	2,407,191
Vanguard Group – Vanguard Growth Index ADM Fund	**	2,189,490
Vanguard Group – Vanguard Equity-Income Inv Fund	**	1,854,367
Goldman Sachs/LA Capital MGMT – Midcap Value I Inst Fund	**	1,460,195
* Principal Global Investors – Midcap Institutional Fund	**	1,160,746
PIMCO Real Return Fund	**	1,003,075
Capital Research & Management Co – American Funds NEWPRSP R6 Fund	**	919,037
* Principal Global Investors – Real Estate Secs Inst Fund	**	885,659
Vanguard Group – Vanguard SmallCap Growth Index ADM Fund	**	847,979
Vanguard Group – Vanguard Target RMT 2015 Income Investment Fund	**	807,017
Vanguard Group – Vanguard Small Cap Value Index ADM Fund	**	676,512
Vanguard Group – Vanguard Target RMT Income Investment Fund	**	644,257
* Principal Global Investors – SmallCap S&P 600 IDX Inst Fund	**	581,433
* Principal Global Investors – Midcap S&P 400 Index Inst Fund	**	549,786
Vanguard Group – Vanguard Target RMT 2060 Income Investment Fund	**	431,537
Artisan International Investment Fund	**	3,348
		66,475,971
Investment Contract
* Principal Global Investors – Principal Fixed Income 401(A)/(K), Contract Value	**	5,675,013
Self-Directed Brokerage Accounts
* Principal Self-Directed Brokerage Accounts	**	501,931
Participant Loans
* Various loans with interest rates ranging from 3.25% to 8.25% with maturities through 2025		6,070,050
		90,689,416

*	Indicates party-in-interest to the Plan
**	Disclosure of the investments’ cost is not required because the investments are participant-directed.

Seventy Seven Energy Inc. Retirement & Savings Plan
Schedule H, Line 4j – Schedule of Reportable Transactions
December 31, 2015

Description of Asset	Number of Purchases	Number of Sales	Total Purchase Price	Total Selling Price	Cost of Asset	Net Loss
Chesapeake Energy Corporation Common Stock	240	—	$2,727,621	$—	$—	$—
Chesapeake Energy Corporation Common Stock	—	1,809	$—	$18,463,508	$28,877,934	$(10,414,427)
Seventy Seven Energy, Inc. Common Stock	410	—	$15,043,936	$—	$—	$—
Seventy Seven Energy, Inc. Common Stock	—	1,754	$—	$6,633,034	$8,925,328	$(2,292,294)

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SEVENTY SEVEN ENERGY INC,
RETIREMENT & SAVINGS PLAN

By:	/s/ R. Lance Haffner

R. Lance Haffner
Sr. Director Human Resources
Seventy Seven Energy Inc.
Date: June 20, 2016

EXHIBIT INDEX

Exhibit Number	Description
23	Consent of Independent Registered Public Accounting Firm